SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Meredith Corporation

(Name of Issuer)
Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)
589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(CUSIP Number)
Chris Sidwell
c/o Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309
515-284-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		7,203 shares of Common Stock and
3,339,494 shares of Class B Common Stock
BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
92,412 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		7,203 shares of Common Stock and
3,497,188 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
92,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,615 shares of Common Stock and 3,589,600 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% of shares of Common Stock (assuming conversion of the Class B) and 43.2% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		60,592* shares of Common Stock and
1,606,581 shares of Class B Common Stock
BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
850,106 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		60,592 shares of Common Stock and
1,606,581 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
692,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
153,004 shares of Common Stock and 2,456,687 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% of shares of Common Stock (assuming conversion of the Class B) and 29.5% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

* Includes vested options for 49,615 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		1,708,992 shares of Class B Common Stock

BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
850,106 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		1,708,992 shares of Class B Common Stock

PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
692,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,412 shares of Common Stock and 2,559,078 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% of shares of Common Stock (assuming conversion of the Class B) and 30.8% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

Item 4.	Purpose of the Transaction.

This Amendment is being filed to report the following transactions by the Reporting Persons:

On October 28, 2013, D. Mell Meredith Frazier acquired 220 shares of Common Stock of Meredith Corporation (the “Company”) through the exercise of a nonqualified stock option award.

On November 9, 2013, 50,406 shares of Class B Common Stock of the Company held in the grantor retained annuity trust established by Katherine C. Meredith on November 9, 2011, were distributed in equal parts to Katherine C. Meredith’s children, D. Mell Meredith Frazier and Edwin T. Meredith, IV.

On December 13, 2013, Katherine C. Meredith transferred 157,694 shares of Class B Common Stock of the Company to a grantor retained annuity trust (the “2013 GRAT”).  Katherine C. Meredith is the sole annuitant of the 2013 GRAT.  D. Mell Meredith Frazier and Edwin T. Meredith, IV, and their descendants are sole contingent beneficiaries of the 2013 GRAT.  Katherine C. Meredith has sole dispositive power and her two children share voting power over the shares in the 2013 GRAT.

Item 5.	Interest in Securities of the Issuer.

(a)	Katherine C. Meredith: 99,615 shares of Common Stock (8.3%* of Common Stock outstanding) 3,589,600 shares of Class B Common Stock (43.2% of Class B Common Stock outstanding)

D. Mell Meredith Frazier: 153,004 shares of Common Stock (5.8%* of Common Stock outstanding) 2,456,687 shares of Class B Common Stock (29.5% of Class B Common Stock outstanding)

Edwin T. Meredith, IV: 92,412 shares of Common Stock (5.9%* of Common Stock outstanding) 2,559,078 shares of Class B Common Stock (30.8% of Class B Common Stock outstanding)

*Assumes conversion of Class B into Common Stock. The Class B Common Stock is convertible, share for share, into Common Stock.

(b)	See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother and Katherine C. Meredith is their mother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)	No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4.

(d)	None

(e)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2013

/s/ Katherine C. Meredith
Katherine C. Meredith

/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier

/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV